FIRST HORIZON ASSET SECURITIES INC.
4000 Horizon Way
Irving, Texas 75063

                    December 12, 2006

Via Facsimile No. (202) 772-9211

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara Kalin

Re:	First Horizon Asset Securities Inc. Registration Statement on Form S-3; File No. 333-137018

Ladies and Gentlemen:

     The Registrant hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated to 11:00 a.m., Eastern time, on Thursday, December 14, 2006, or as soon thereafter as practicable. The Registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this request, please telephone the undersigned at (214) 441-5425.

Sincerely,

FIRST HORIZON ASSET SECURITIES INC.

By: /s/ Alfred Chang
Alfred Chang, Vice President